UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

August 22, 2024

(Date of Report (Date of earliest event reported))

Miso Robotics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-2995859
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

680 East Colorado Blvd., Suite 330 Pasadena, CA	91101
(Address of principal executive offices)	(Zip Code)

626-244-8053
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 7.	Departure of Certain Officers

On August 22, 2024, Miso Robotics, Inc. (the “Company”) Board of Directors voted unanimously to release John DiLoreto from his position of Chief Financial Officer. On the same date, the Board of Directors of the Company elected Robert Lunny to the position of Chief Financial Officer. On the same date, the Board of Directors of the Company elected John DiLoreto to the position of Controller. The actions described take effect as of July 29, 2024.

Robert Lunny is an operationally oriented finance executive with over 20 years of experience managing scale up environments as well as turnaround situations, building scalable infrastructure and systems, recruiting and mentoring high performing teams, leading cross-functional teams to achieve strategic objectives. He has held several CFO positions at Venture Capital baked early state go middle market companies. Most recently he was the CFO at DYPER, from 2020 to 2024, prior to this he was with Hat Club from 2013 to 2017 and Green Light Cost Management from 2009 to 2013.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Miso Robotics, Inc.

By	/s/Richard Hull
Richard Hull, Chief Executive Officer
Miso Robotics, Inc.
Date: August 23, 2024